UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited on this report on Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

EMBRAER S.A.

PUBLIC TRADED COMPANY

CNPJ/MF No. 07.689.002/0001-89

NIRE 35.300.325.761

NOTICE

The shareholders of EMBRAER S.A. (the “Company”) are hereby kindly invited to attend an Extraordinary Shareholders’ Meeting to be held on March 6, 2012 at 10:00 a.m., at the Company’s head office located in the City of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2170, to discuss the following agenda:

1.	Election of one effective and alternate member of the Board to fill the vacant office due to the resignation of Mr. Maurício Novis Botelho and his alternate, Mr. José Carlos de Araújo Sarmento Barata.

2.	Election of the Chairman of the Board.

Pursuant to Paragraph 6 of Section 124 and Paragraph 3 of Section 135 of Law No. 6,404/76, the documents related to the resolutions of the Extraordinary Shareholders Meeting herein called, including that referred in Section 10 of Brazilian Securities Commission (“CVM”) Instruction No. 481/09, are available to the shareholders at Company’s head office and on the websites of the Company (ri.embraer.com.br), CVM (www.cvm.gov.br) and BM&FBovespa S.A. — Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) on the World Wide Web.

General Directions

a)	Accordingly to the Company’s Bylaws, powers-of-attorney granting specific powers of representation at the Extraordinary Shareholders’ Meeting referred to herein shall be delivered at the Company’s head office within at least forty eight (48) hours before the Extraordinary Shareholders’ Meeting. All shareholders attending to the Extraordinary Shareholders’ Meeting shall produce evidence of their status as Brazilian Shareholder or Foreigner Shareholder by delivering at the Company’s head office, within at least forty eight (48) hours before the Extraordinary Shareholders’ Meeting, a proof issued by the custodian institution or by submitting a valid identity document;

b)	Those shareholders whose shares have been deposited in a fungible custodial account who wish to attend the Extraordinary Shareholders’ Meeting are required to present a statement issued by the custodial institution confirming their respective ownership interests, within at least forty-eight (48) hours before the scheduled time of the Extraordinary Shareholders’ Meeting; and

c)	For the purpose of determining the limits of votes to be cast at the Extraordinary Shareholders’ Meeting, the shareholders are required to report to the Company, within at least forty-eight (48) hours before the Meeting whether they belong to any Group of Shareholders, according to the definition given by the Company’s By-Laws.

d)	The exercise of voting rights by holders of the Company’s American Depositary Shares (the “ADSs”) at the Extraordinary Shareholders’ Meeting will be conducted pursuant to the usual procedures followed by the Company, with the assistance of JPMorgan Chase Bank, N.A., the Depositary of the ADSs (the “Depositary”), in order to collect voting instructions from holders of ADSs. As such, over the course of the next few days, the Depositary shall circulate voting cards to holders of the Company’s ADSs that will allow such holders to provide voting instructions for the Depositary to vote, at the Extraordinary Shareholders’ Meeting, the shares underlying the ADSs of such holders. Only ADS holders of record at the close of business on January 30, 2012 will be entitled to provide voting instructions to the Depositary. Voting instructions must be forwarded in sufficient time to reach the Depositary before the end of the day on March 2, 2012, so that the Depositary may be able to timely organize all voting instructions and prepare itself for the Extraordinary Shareholders’ Meeting.

São José dos Campos, February 3, 2012.

Hermann H. Wever

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2012

Embraer S.A.

By:	/s/ Paulo Penido Pinto Marques
	Name:	Paulo Penido Pinto Marques
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer